

Cementos Lima S.A.

RECEIVED
2005 MAY 19 A 9:52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE NO. 82-3911

VAL-050-05
May 12, 2005

Mr. Michael Hyatte
Securities and Exchange
Division of Corporate Fi
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.


05008162

SUPPL

Re.: Information furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Dear Mr. Hyatte,

Please find enclosed the following documents:

1. Monthly information as of April 30, 2005 relating ADR holders' share on the Capital Stock.

   Date: filed with CONASEV on May 5, 2005.

   Required by: CONASEV

2. Notice to shareholders relating to dividend of US$ 0.13 per share of common stock and US$ 0.013 per investment share, declared by the April 27, 2005 Board of Directors' Meeting.

   Date: published in "El Peruano" (Official Bulletin), "El Comercio" and "Expreso" on May 10, 2005.

Very truly yours,

PROCESSED
MAY 23 2005
THOMSON FINANCIAL

Irma Mavila
Head of the Securities Department

c.c.: The Bank of New York

FILE: SEC

 Cementos Lima S.A.

(FREE TRANSLATION)

FILE N°
82-3911

VAL-045-05

May 5, 2005

Messrs.
COMISION NACIONAL SUPERVISORA DE EMPRESAS Y VALORES
CONASEV
Lima

Attention: Public Registry of Securities and Intermediaries

Dear sirs,

As defined under Article 3° of Resolucion CONASEV N° 630-97-EF/94.10, we inform you that none of our ADR holders has 1% share or more on the capital stock of the Company as of April 30, 2005.

Truly yours,

Alvaro Morales Puppo
Finance Manager (CFO)
Stock Exchange Representative

c.c.: Securities and Exchange Commission - SEC (USA)
GG
VAL

FILE: TRAADRS2



Cementos Lima S.A.

FILE N°
82-3911

(FREE TRANSLATION)

"EL PERUANO"	Tuesday, May 10, 2005
"EL COMERCIO"	Tuesday, May 10, 2005
"EXPRESO"	Tuesday, May 10, 2005

CEMENTOS LIMA S.A.

PAYMENT OF DIVIDENDS

The common and investment shareholders are hereby advised that the Board of Directors, held on April 27, 2005, declared a dividend of US$ 0.13 per share of Common Stock and US$ 0.013 per Investment Share

This dividend will be paid beginning Tuesday 31st of May, 2005 at the Securities Department's offices located in Av. Carlos Villarán 508, Suite 301, Urb. Santa Catalina, La Victoria, Lima, from 9:00 a.m. to 1:00 p.m. It is necessary to bring title(s) and identification.

For all those shareholders belonging to the Book Entry System, the dividend will be paid through CAVALI.

May 10, 2005

THE MANAGEMENT

FILE: TRAPAGO

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946